Filed pursuant to General Instruction II.L. of
Form F-10; File No. 333-146928

Prospectus Supplement

To the Amended and Restated Short Form Base Shelf Prospectus Dated December 5, 2007

New Issue	December 14, 2007

PENGROWTH ENERGY TRUST

Up to 25,000,000 Trust Units

We are hereby qualifying for distribution (the “Offering”) up to 25,000,000 of our trust units (the “Trust Units”).

Investing in the Trust Units of Pengrowth Energy Trust (the “Trust”) involves risks.  See “Risk Factors”, which begins on page 20 of the Prospectus.

We, Pengrowth Corporation (the “Corporation”), our administrator, and Pengrowth Management Limited, our manager, have entered into an equity distribution agreement dated December 14, 2007 (the “Equity Distribution Agreement”) with SG Americas Securities, LLC (“SGAS”) and FirstEnergy Capital Corp. (“FCC”, and together with SGAS, the “Underwriters”) relating to the Trust Units offered by this prospectus supplement (the “Prospectus Supplement”) and the accompanying amended and restated short form base shelf prospectus dated December 5, 2007 to which it relates, as amended or supplemented (the “Prospectus”). In accordance with the terms of the Equity Distribution Agreement, and except as noted below, we may distribute up to 25,000,000 Trust Units from time to time through the Underwriters, as our agents for the distribution of the Trust Units. See “Plan of Distribution”.

Our outstanding Trust Units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PGF.UN” and the New York Stock Exchange (“NYSE”) under the symbol “PGH”. On December 13, 2007, the closing price of the Trust Units on the TSX was Cdn.$18.32 per Trust Unit and the closing price of the Trust Units on the NYSE was U.S.$18.02 per Trust Unit. The TSX has conditionally approved the listing of the Trust Units qualified by this Prospectus Supplement. Listing is subject to our fulfilling all of the requirements of the TSX on or before October 14, 2009. The NYSE has authorized, upon official notice of issuance, the listing of the Trust Units offered hereunder.

Sales of Trust Units, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions (“NI 44-102”), including sales made directly on the TSX, NYSE or other existing trading markets for the Trust Units in the United States. The Trust Units will be distributed at market prices prevailing at the time of the sale of such Trust Units. As a result, prices may vary as between purchasers and during the period of distribution. See “Plan of Distribution”.

We will pay the Underwriters compensation for their services in acting as agents in the sale of Trust Units pursuant to the terms of the Equity Distribution Agreement. We will pay FCC compensation equal to 3% of the gross proceeds from the sales made on the TSX and will pay SGAS compensation equal to 2.5% of the gross proceeds from the sales made in the United States, including on the NYSE. We estimate that the total expenses that we will incur for the Offering, excluding compensation payable to the Underwriters under the terms of the Equity Distribution Agreement, will be approximately U.S.$734,000 (approximately Cdn.$750,000). We have agreed to provide indemnification and contribution to the Underwriters against certain liabilities, including liabilities under applicable securities legislation in Canada and the United States Securities Act of 1933, as amended. See “Plan of Distribution”.

No underwriter or dealer involved in an “at-the-market distribution”, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Trust Units in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Trust Units. See “Plan of Distribution”.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Trust Units nor passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offence.

(cover page continued)

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. Our financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to financial statements of United States companies or trusts. Information regarding the impact upon our financial statements of significant differences between Canadian and United States generally accepting accounting principles is contained in the notes to our annual consolidated financial statements and in the reconciliation of our financial statements to United States generally accepted accounting principles, both of which are incorporated by reference in this Prospectus Supplement and in the Prospectus.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are formed under the laws of the Province of Alberta, Canada, most of the directors and all the officers of the Corporation and most of the experts named in this Prospectus Supplement and the Prospectus are residents of Canada, and a substantial portion of our assets and all or a significant portion of the assets of those persons are located outside the United States.

The SEC permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included herein and in the documents incorporated by reference herein to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.

If you are a United States holder (as defined herein), you should be aware that the purchase, holding or disposal of the Trust Units may subject you to tax consequences both in the United States and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully. You should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus fully and obtain independent tax advice as necessary.

On October 31, 2006, the Minister of Finance (Canada) announced proposed tax measures, which will materially and adversely change the manner in which Pengrowth is taxed and will also change the character of the distributions to you for Canadian federal income tax purposes (the “SIFT Rules”). On June 22, 2007, the SIFT Rules became law when Bill C-52 received Royal Assent. It is expected that the SIFT Rules will apply to Pengrowth and holders of its Trust Units (“Unitholders”) commencing in 2011, provided that Pengrowth does not exceed the limits on “normal growth” prior to that time. See “Recent Developments — Changes to Tax Legislation Affecting Pengrowth and its Unitholders” and “Risk Factors” — The SIFT Rules are expected to materially and adversely affect Pengrowth, our Unitholders and the value of the Trust Units” in the Prospectus.

S-ii

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Trust Units we are offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into this Prospectus Supplement or the Prospectus. The second part, the Prospectus, gives more general information.

You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus and on the other information included in the registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part. We have not, and the Underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these Trust Units in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we previously filed with the securities regulatory authority in each of the provinces of Canada and with the SEC that is incorporated by reference into this Prospectus Supplement or the Prospectus, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-iii

DEFINITIONS AND OTHER MATTERS

All dollar amounts in this Prospectus Supplement and the Prospectus are expressed in Canadian dollars, except where otherwise indicated. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S.$” are to United States dollars.

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus was determined using Canadian generally accepted accounting principles, which we refer to as “Canadian GAAP”. “U.S. GAAP” means generally accepted accounting principles in the United States. The financial statements incorporated by reference herein have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, the financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the respective notes to our comparative consolidated financial statements or the related U.S. GAAP reconciliation for a discussion of the principal differences between financial results calculated under Canadian GAAP and under U.S. GAAP.

FORWARD LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, including certain documents incorporated by reference, contain forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Prospectus Supplement and the Prospectus, including certain documents incorporated by reference, include, but are not limited to, statements with respect to: the use of proceeds from any offering made under this Prospectus Supplement and the Prospectus, benefits and synergies resulting from Pengrowth’s corporate and asset acquisitions, business strategy and strengths, goals, focus and the effects thereof, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, production additions from Pengrowth’s 2007 development program, the impact on production of divestitures in 2007, remaining producing reserves lives, operating expenses, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, taxability of distributions, the impact of proposed changes to Canadian tax legislation or U.S. tax legislation, abandonment and reclamation costs, government royalty rates (including estimated increase in royalties paid and estimated decline in net present value of reserves and 2009 cash flows) and expiring acreage. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Risk Factors” in this Prospectus Supplement and the Prospectus, under the heading “Risk Factors” in the AIF, under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2006, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Prospectus Supplement and the Prospectus including any document incorporated by reference herein or therein are made as of the date of such document and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus Supplement and the Prospectus, including the documents incorporated by reference, are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

As of the date of this Prospectus Supplement and the Prospectus, Pengrowth no longer uses terms such as “funds generated from operations”, “funds generated from operations per trust unit”, “distributable cash” and “distributable cash per trust unit” to analyze operating performance, leverage and liquidity except where a reference is made to distributable cash pursuant to the Trust Indenture. Certain documents previously prepared by Pengrowth containing these terms are incorporated by reference in this Prospectus Supplement and the Prospectus. These terms are not measures recognized by Canadian GAAP and do not have standardized meanings prescribed by Canadian GAAP. As a result, these measures may not be comparable to similar measures presented by other issuers. Investors are cautioned that “funds generated from operations”, “funds generated from operations per trust unit”, “distributable cash” and “distributable cash per trust unit” should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. These measures are intended to provide the reader of the financial statements with a measure of the funds available to be distributed under the trust indenture of the Trust, to help with comparisons within the oil and gas industry in relation to the performance of oil and gas assets and to facilitate the understanding of the results of our operations and financial position.

Pengrowth has substituted the above non-GAAP terms with certain Canadian GAAP measures such as “distributions paid or declared”, “cash flow from operating activities” and “net income”. Distributions paid or declared include amounts paid or declared during a calendar year which relates to the twelve month production period commencing January through December wherein the related distributions are paid March through February of the following year. Cash flow from operating activities will be used instead of distributable cash with the main difference being that cash flow from operating activities is determined after non-cash working capital changes.

Pengrowth will continue to use the term “operating netbacks”, and may continue to use the term “payout ratio”, which terms do not have standardized meanings under Canadian GAAP and therefore may not be comparable with the calculation of a similar measure by other entities. Historically, payout ratio was calculated as distributions paid or declared divided by Distributable Cash; however, Pengrowth’s payout ratio will now be calculated as distributions paid or declared divided by cash flow from operating activities. This reflects the proportion of cash flow paid out to Unitholders and not re-invested in the business. Where Pengrowth uses the term payout ratio in this context, it will ensure that the basis on which it has been calculated is clear, and any historical ratios provided for comparative purposes are presented on the same basis.

PRESENTATION OF FINANCIAL AND
OIL AND GAS RESERVES PRODUCTION INFORMATION

The SEC generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators (other than Québec) imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves but also probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves. Because we are permitted to disclose reserves in accordance with Canadian disclosure requirements, we have disclosed in this Prospectus and in the documents incorporated by reference reserves designated as “Probable”. If required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would prohibit reserves in these categories from being included. Moreover, in accordance with Canadian practice, we have determined and disclosed estimated future net cash flow from our reserves using both escalated and constant prices and costs; for the constant prices and costs case, prices and costs in effect as of December 31, 2006 were held constant for the economic life of the reserves. The SEC does not permit the disclosure of estimated future net cash flow from reserves based on escalating prices and costs and generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. Additional information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to our oil and gas reserves is set forth in our Supplementary Oil and Gas Information — SFAS 69 (Unaudited), which is incorporated in the Prospectus by reference. Unless otherwise stated, all of the reserves information contained in this Prospectus Supplement and the Prospectus, including the documents incorporated in the Prospectus by reference, has been calculated and reported in accordance with NI 51-101.

EXCHANGE RATES

The financial statements included or incorporated by reference in this Prospectus Supplement and the Prospectus are in Canadian dollars, unless otherwise indicated. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Federal Reserve Bank of New York. These rates are set forth as United States dollars per Cdn.$1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On December 13, 2007, the noon exchange rate was Cdn.$1.00 equals U.S.$0.9788.

	Nine Months Ended		Year Ended
	September 30		December 31
	(U.S.$)		(U.S.$)
	2007	2006	2006	2005

High	0.8437	0.8528	0.8528	0.7872
Low	1.0041	0.9100	0.9100	0.8690
Average	0.9051	0.8831	0.8847	0.8282

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Trust Units, of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about Pengrowth and the Trust Units, please refer to the registration statement.

We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC from the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar authorities in each of the provinces of Canada at www.sedar.com.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated by reference may be obtained on request without charge from the secretary of the Corporation at 2900, 240 – 4th Avenue S.W., Calgary, Alberta T2P 4H4 (telephone: 1-800-223-4122) and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this Prospectus Supplement and the Prospectus contain information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of the Corporation at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents of the Trust filed with securities commissions or similar authorities in each of the provinces of Canada and the SEC are incorporated by reference into the Prospectus:

(a)	the annual information form of the Trust dated March 30, 2007 for the year ended December 31, 2006 (“AIF”);

(b)	the management information circular dated May 1, 2007 for the annual and special meeting of Unitholders held on June 11, 2007 (“Information Circular”);

(c)	management’s discussion and analysis for the year ended December 31, 2006;

(d)	the comparative consolidated annual financial statements as at and for the year ended December 31, 2006, together with the notes thereto and the report of the auditors thereon, including the auditors’ report on internal control over financial reporting;

(e)	management’s discussion and analysis for the period ended September 30, 2007;

(f)	the comparative consolidated interim financial statements as at and for the nine months ended September 30, 2007, together with the notes thereto;

(g)	the business acquisition report dated October 31, 2006 filed in connection with the Esprit Merger (as defined in the Prospectus);

(h)	the business acquisition report dated March 16, 2007 filed in connection with the CP Acquisition (as defined in the Prospectus);

(i)	the disclosure of the Trust’s oil and gas producing activities prepared in accordance with SFAS No. 69 — “Disclosure about Oil and Gas Producing Activities”, which was filed on SEDAR under the category “Other” on October 12, 2007; and

(j)	the reconciliation of the comparative consolidated interim financial statements of the Trust as at and for the six months ended June 30, 2007 to United States generally accepted accounting principles, which was filed on SEDAR under the category “Other” on October 12, 2007 and, for the sole purpose of the presentation of the foregoing reconciliation, we also incorporate by reference in the Prospectus the Trust’s management’s discussion and analysis for the period ended June 30, 2007 and the comparative consolidated interim financial statements as at end for the six months ended June 30, 2007, together with the notes thereto.

Any annual information form, audited consolidated financial statements (together with the auditor’s report thereon) and related management’s discussion and analysis, information circular, material change reports, business acquisition reports and any interim comparative unaudited consolidated financial statements and related management’s discussion and analysis subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces and territories of Canada after the date of the Prospectus and prior to the termination of the distribution of the Trust Units under this Prospectus Supplement shall be deemed to be incorporated by reference into the Prospectus. In addition, to the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part. In addition, we may incorporate by reference into the Prospectus information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference in the Prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference in the Prospectus or to constitute a part of this Prospectus Supplement.

Upon a new annual information form and related annual financial statements and the accompanying management’s discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form and all annual financial statements, interim financial statements and the accompanying management’s discussion and analysis, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into the Prospectus for purposes of future offers and sales of Trust Units hereunder. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated in the Prospectus for purposes of future offers and sales of Trust Units under this Prospectus Supplement.

You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus and on the other information included in the registration statements of which this Prospectus Supplement and the Prospectus form a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Trust Units in any jurisdiction where the offer is not permitted by law.

RISK FACTORS

An investment in the Trust Units is subject to a number of risks. In addition to the other information contained in, and incorporated by reference into, this Prospectus Supplement and the Prospectus, you should carefully consider the risk factors set forth under the heading “Risk Factors”, which begins on page 20 of the Prospectus.

RECENT DEVELOPMENTS

Reduction in Monthly Distribution

On October 15, 2007, Pengrowth reduced its monthly cash distribution to Cdn.$0.225 per Trust Unit. This distribution represented a reduction of 10% or $0.025 from Pengrowth’s monthly distribution of $0.25 per Trust Unit for the first three quarters of 2007. See “Distributions — Historical Distributions” in the Prospectus.

Asset Rationalization Program

Pengrowth completed asset sales for proceeds of approximately $451 million ($437 million net of adjustments) for the first nine months of 2007. The proceeds were used to partially repay the $600 million bridge facility. Pengrowth expects to realize additional proceeds of approximately $25 million bringing the total for 2007 to approximately $476 million from non-core property dispositions.

Changes to Royalty Legislation Affecting Pengrowth and its Unitholders

The Government of Alberta receives royalties on the production of natural resources from lands in which it owns the mineral rights. On October 25, 2007, the Government of Alberta unveiled a new royalty regime. The new regime will introduce new royalties for conventional oil, natural gas and bitumen effective January 1, 2009 that are linked to price and production levels and will apply to both new and existing conventional oil and gas activities and oil sands projects.

Royalties payable pursuant to petroleum and natural gas leases with the Government of Alberta are ad valorem royalties, assessed on a sliding scale where the rate changes depending on oil or natural gas prices and the level of production. Royalties to the Crown in right of the Province of Alberta (the “Crown”) currently are 30 and 35 percent in the case of old and new conventional oil, respectively, 5 to 35 percent in the case of natural gas and from 15 to 50 percent in the case of natural gas liquids.

Under the new royalty regime, the royalty formula for conventional oil will operate on a sliding rate formula containing separate elements that account for oil price and well production and specialty royalty programs will be eliminated along with “old” and “new” tiers. Royalty rates for conventional oil will range up to 50 percent, with rate caps once the price of conventional oil reaches Cdn.$120 per barrel. A significant portion of Pengrowth’s production and reserves are derived from mature fields such as Judy Creek Beaverhill where enhanced oil recovery (EOR) techniques are employed. Currently, enhanced oil recovery (EOR) receives an incentive in the form of a reduced royalty. The Government of Alberta has indicated that these incentives are to be maintained.

Under the new royalty regime, natural gas royalties will be set by a sliding rate formula sensitive to price and well production and vintages will be eliminated along with certain specialty royalty programs, though a form of deep gas royalty holiday will be retained and lower royalty rates will be applied over a wider price range for wells with less productivity. Royalty rates for natural gas will range from five percent to 50 percent with rate caps once the price of natural gas reaches $16.59/GJ (gigajoule). A shallow rights reversion program will also be implemented that will result in the reversion to the Crown in Alberta of mineral rights to undeveloped geological formations above developed zones. Royalties for natural gas liquids will be set at 40 percent for pentanes and 30 percent for butanes and propane.

The implementation of the proposed changes to the royalty regime in Alberta is subject to certain risks and uncertainties. The significant changes to the royalty regime require new legislation, changes to existing legislation and regulations and development of proprietary software to support the calculation and collection of royalties. Additionally, certain proposed changes contemplate further public and/or industry consultation. There may be modifications introduced to the proposed royalty structure prior to the implementation thereof.

Approximately 79% of Pengrowth’s 2007 total royalties are paid to the Crown in Alberta. Approximately 21% of Pengrowth’s 2007 royalties are either paid to freehold landowners, which are not impacted by the royalty changes, or paid to other Provinces. It is anticipated that the new royalty regime will result in a 7 to 19 percent increase in the royalties paid by Pengrowth as compared to the current royalty structure. This increase is expected to result in a decline in the net present value, discounted at 10 percent, of the future net revenues associated with (i) Pengrowth’s proved reserves of 1 percent; and (ii) Pengrowth’s proved plus probable reserves of 4 percent, in both cases using current commodity price assumptions of GLJ Petroleum Consultants Ltd., independent qualified reserves evaluators. The new royalty regime is not expected to impact the quantity of Pengrowth’s reserves, as compared to the current royalty structure. It is anticipated that the new royalty regime will result in a 2 to 7 percent decline in Pengrowth’s cash flow for 2009, the first year in which the royalty changes take effect, as compared to the current royalty structure. The higher end of the range reflects the impact of the royalty on new higher rate wells. The lower end of the range reflects the impact on the existing wells which tend to produce at a lower rate. The changes to the royalty regime may impact Pengrowth’s future allocation of capital among petroleum and natural gas projects within and outside of Alberta. See “Risk Factors — Changes in government regulations that affect the crude oil and natural gas industry could adversely affect Pengrowth and reduce our distributions to our Unitholders” in the Prospectus.

Credit Facility

On June 17, 2007, the Trust entered into a new $1.2 billion extendible revolving term credit facility syndicated among eleven financial institutions. For details of the credit facility, see “Material Debt — Credit Facility” in the Prospectus.

Private Placement of U.S. Unsecured Notes

On July 26, 2007, the Trust completed a U.S.$400 million private placement of 6.35% senior unsecured notes to a group of U.S. investors, which are due in 2017. Interest on these notes is payable semi-annually. See “Material Debt — Senior Unsecured Notes” in the Prospectus.

U.S. DRIP

On July 25, 2007, Pengrowth filed a registration statement with the SEC to expand its distribution reinvestment and trust unit purchase plan (“DRIP”) to permit Unitholders resident in the United States to participate in the DRIP. The enhanced DRIP permits Unitholders to elect to reinvest their cash distributions in additional Trust Units at a 5% discount to the weighted average closing price of the Trust Units on the TSX for the 20 trading days immediately preceding the cash distribution date. In addition, pursuant to the DRIP, Unitholders may purchase additional Trust Units for cash of up to Cdn.$1,000 (U.S.$900) per month under the same terms.

Changes to Tax Legislation Affecting Pengrowth and its Unitholders

On October 31, 2006, the Minister of Finance (Canada) announced proposed tax measures which will materially and adversely change the manner in which Pengrowth is taxed and will also change the character of the distributions to you for Canadian federal income tax purposes. On June 22, 2007, the SIFT Rules became law when Bill C-52 received Royal Assent. It is expected that the SIFT Rules will apply to Pengrowth and its Unitholders commencing in 2011, provided that Pengrowth does not exceed the limits on “normal growth” prior to that time. The SIFT Rules will subject the Trust to trust level taxation, which will materially reduce the amount of cash available for distributions to the Unitholders. Based on the existing Canadian federal income tax rates and tax rate on account of provincial taxes, the Trust estimates that the SIFT Rules will, commencing on January 1, 2011, reduce the amount of cash available to the Trust to distribute to its Unitholders by an amount equal to 31.5% multiplied by the amount of the pre-tax income distributed by the Trust. The Trust’s future net revenues associated with the reserves contained in the AIF do not reflect the impact of the SIFT Rules thereon and, after taking the SIFT Rules into account, such values will be adversely affected. Pengrowth’s AIF in respect of the year ended December 31, 2007 will include the impact of the SIFT Rules on the future net revenues associated with Pengrowth’s reserves. Under proposed amendments to Canadian federal income tax legislation, the rate of tax applicable to Pengrowth in 2011 will be reduced from 31.5% to 29.5% and to 28% in 2012 and thereafter.

Taxability of Distribution of U.S. Residents

Distributions paid to U.S. residents are treated as partnership distributions for U.S. federal tax purposes and are currently subject to a 15 percent Canadian withholding tax to the extent that such amounts represent a distribution of Pengrowth’s income. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-

United States Tax Convention which proposes to increase the amount withheld by the Canadian government from 15 percent to 25 percent on distributions of income. The increase will become effective no earlier than January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any additional withholding tax and changes to tax laws. The fifth protocol must still be ratified in Canada and the U.S. prior to becoming effective.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Trust Units through the Underwriters in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Underwriters under the Equity Distribution Agreement and the expenses of the distribution. The net proceeds will be used for general business purposes.

CONSOLIDATED CAPITALIZATION

Other than the U.S.$400 million private placement of 6.35% senior unsecured notes to U.S. investors, which are due in 2017 (see “Material Debt — Senior Unsecured Notes” in the Prospectus), there have been no material changes in our Trust Unit or debt capitalization since June 30, 2007.

PLAN OF DISTRIBUTION

Sales of Trust Units will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Trust Units in the United States. Subject to the terms and conditions of the Equity Distribution Agreement and upon instructions from us, an Underwriter or agent thereof will use its commercially reasonable efforts to sell the Trust Units directly on the NYSE or another existing trading market for the Trust Units in the United States and/or on the TSX. We will instruct the Underwriters as to the number of Trust Units to be sold by the Underwriters. Pursuant to the Decision Document (as defined herein), the number of Trust Units sold on the TSX pursuant to the Equity Distribution Agreement on any trading day will not exceed 25% of the trading volume of the Trust Units on the TSX on that day. We, or the Underwriters, may suspend the offering of Trust Units upon proper notice and subject to other conditions.

We will file on SEDAR a report disclosing the number and average price of Trust Units distributed on the TSX by us pursuant to this Prospectus Supplement as well as gross proceeds, commission and net proceeds within seven calendar days after the end of each month in which sales are made on the TSX with respect to sales during the prior month. We will also disclose the number and average price of Trust Units sold, as well as the gross proceeds, commission and net proceeds from sales hereunder in our annual and interim financial statements and management’s discussion and analysis.

We will pay the Underwriters compensation for their services in acting as agents in the sale of Trust Units pursuant to the terms of the Equity Distribution Agreement. We will pay FCC compensation equal to 3.0% of the gross proceeds from the sales made on the TSX and will pay SGAS compensation equal to 2.5% of the gross proceeds from the sales made in the United States, including on the NYSE. We estimate that the total expenses that we will incur for the Offering, excluding compensation payable to the Underwriters under the terms of the Equity Distribution Agreement, will be approximately U.S.$734,000 (approximately Cdn.$750,000).

Settlement for sales of Trust Units will occur on the third trading day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to us.

In connection with the sale of the Trust Units on our behalf, SGAS will be deemed to be an “underwriter” within the meaning of the United States Securities Act of 1933, as amended, and FCC will be an underwriter as defined in applicable securities legislation in Canada, and the compensation paid to the Underwriters will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Underwriters against certain civil liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable securities legislation in Canada.

The offering of Trust Units pursuant to the Equity Distribution Agreement will terminate upon the earlier of (i) the sale of all Trust Units subject to the agreement by the Underwriters and (ii) termination of the agreement. We may terminate the Equity Distribution Agreement in our sole discretion at any time by giving notice to the Underwriters. Each of the Underwriters may terminate the Equity Distribution Agreement under the circumstances specified in the agreement and in its sole discretion at any time by giving notice to us.

No underwriter or dealer involved in an “at-the-market distribution”, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Trust Units in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Trust Units.

The TSX has conditionally approved the listing of the Trust Units qualified by this Prospectus Supplement. Listing is subject to us fulfilling all of the requirements of the TSX on or before October 14, 2009. The NYSE has authorized, upon official notice of issuance, the listing of the Trust Units offered hereunder.

CERTAIN INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

In the opinion of Bennett Jones LLP, counsel to Pengrowth, the following summary fairly describes, as of the date hereof, the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a Unitholder, who, for the purposes of the Tax Act and at all material times, holds Trust Units as capital property. Generally, the Trust Units will constitute capital property to a Unitholder provided such Unitholder does not hold such Trust Units in the course of carrying on a business and has not acquired such Trust Units in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders who are residents of Canada (a “Resident”) and who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have the Trust Units treated as capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Unitholders who do not hold their Trust Units as capital property should consult their own tax advisors.

This summary is not applicable to a Unitholder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules, or to a Unitholder an interest in which would be a “tax shelter investment” as defined in the Tax Act. Any such Unitholder should consult its own tax advisor with respect to Trust Units issued under this Prospectus or any Prospectus Supplement.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) (“Finance”) prior to the date hereof (the “Proposed Amendments”), counsel’s understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) and representations of Pengrowth as to certain factual matters.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

Counsel has been advised by Pengrowth and has assumed for the purpose of the description of tax considerations that follow that Pengrowth will qualify as a “mutual fund trust” as defined in the Tax Act at all relevant times.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular Unitholder. Consequently, Unitholders should consult their own tax advisors for advice with respect to the income tax consequences relating to the ownership of Trust Units, based on their own particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

SIFT Rules

On October 31, 2006, Finance announced proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. On December 15, 2006, Finance released guidelines on normal growth for income trusts and other flow-through entities (the “Guidelines”). On June 22, 2007, Bill C-52 received Royal Assent. Bill C-52 includes legislative provisions to implement the October 31, 2006 proposals (hereinafter referred to as the “SIFT Rules”). The summary which follows is based on the general information found in the background paper issued by Finance at the time of the October 31, 2006 announcement (which is not legislation), the Guidelines, and Bill C-52. The SIFT Rules apply a tax on certain income earned by a “specified investment flow-through” entity (“SIFT”), as well as taxing the taxable distributions received by unitholders from such entities as dividends. The SIFT Rules, as discussed below, are generally applicable to Pengrowth and its Unitholders after 2010, provided that Pengrowth does not exceed limits on “normal growth” prior to that time.

Pursuant to the SIFT Rules, Pengrowth will constitute a SIFT and, as a result, Pengrowth and the Unitholders will be subject to the SIFT Rules. It is assumed for the purposes of this summary that Pengrowth will be characterized as a SIFT trust.

Subject to the “undue expansion” issue discussed below, for income trusts the units of which were publicly traded as of October 31, 2006, such as Pengrowth, there is a four year transition period and the background paper to the SIFT Rules also indicates that the application date of 2011 is subject to the possible need to foreclose inappropriate new avoidance techniques. The SIFT Rules indicate that, as an example, while there is now no intention to prevent existing income trusts from “normal growth” prior to 2011, any “undue expansion” of an existing income trust (such as might be attempted through the insertion of a disproportionately large amount of additional capital) would cause a termination of the transition period. The Guidelines indicate that no change will be recommended to the 2011 date in respect of any SIFT whose equity capital grows as a result of issuances of new equity (which includes trust units, debt that is convertible into trust units, and potentially other substitutes for such equity), before 2011, by an amount that does not exceed the greater of $50 million and an objective “safe harbour” amount based on a percentage of the SIFT’s market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT’s issued and outstanding publicly-traded units, not including debt, options or other interest that were convertible into units of the SIFT). For the period of November 1, 2006 to the end of 2007, the Guidelines provide that a SIFT’s safe harbour will be 40% of the October 31, 2006 benchmark and for each of calendar 2008, 2009 and 2010 the Guidelines provide that a SIFT’s safe harbour will be 20% of the October 31, 2006 benchmark. Pengrowth has advised counsel that the aggregate of the offering of Units pursuant to this Prospectus and all previous equity issuances determined in accordance with the Guidelines and all currently contemplated issuances of such equity will not exceed the applicable limit of 40% equity growth for the period extending from November 1, 2006 to December 31, 2007, or 20% equity growth for any relevant calendar year thereafter, and thus should not, by itself, cause Pengrowth to be subject to the SIFT Rules prior to 2011. It is therefore assumed, for the purposes of this summary, that Pengrowth will not be subject to the SIFT Rules until January 1, 2011. However, under the SIFT Rules, in the event that Pengrowth issues additional Units or convertible debentures (or other equity substitutes) on or before 2011, Pengrowth may become subject to the SIFT Rules prior to 2011. No assurance can be provided that the SIFT Rules will not apply to Pengrowth prior to 2011.

Taxation of Pengrowth

Subject to the SIFT Rules, Pengrowth is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by Pengrowth in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year only if it is paid in the year by Pengrowth or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Pengrowth is the calendar year.

Pengrowth will be required to include in its income for each taxation year income from net profits interests held by it, including the Royalty. Pengrowth will also be required to include in its income all interest that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Other types of income from Pengrowth’s investments, including its oil and gas facilities, are generally required to be included in income on an accrual basis. Provided that appropriate designations are made by Pengrowth, all dividends which would otherwise be included in its income as dividends received on shares owned by Pengrowth, including the shares of the Corporation, will be deemed to have been received by Unitholders and not to have been received by Pengrowth.

In computing its income, Pengrowth may deduct reasonable administrative costs and management fees, capital cost allowance in respect of its oil and natural gas facilities in an amount generally equal to the lesser of the prescribed rate and the net leasing income attributable to such property and other expenses incurred by it for the purpose of earning income. Pengrowth will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units on a five-year, straight-line basis (subject to proration for short taxation years). Pengrowth may deduct up to 10% annually on a declining balance basis of its cumulative Canadian oil and gas property expense (“COGPE”) (subject to proration for short taxation years). If Pengrowth’s cumulative COGPE is less than zero at the end of a taxation year, such negative amount must be included in Pengrowth’s income. Pengrowth’s cumulative COGPE will be reduced as a result of a sale of property by the Corporation which is subject to the Royalty where proceeds of disposition thereof become receivable by Pengrowth.

The Trust Indenture provides that Computershare will be required to claim the maximum permissible deductions for the purposes of computing the income of Pengrowth pursuant to the Tax Act to the extent required to reduce the taxable income of Pengrowth to nil or to the extent desirable in the best interests of Unitholders. Therefore, Computershare may choose not to claim all deductions in computing income and taxable income to the maximum extent permitted by the Tax Act in order to utilize losses from prior taxation years. As a result of such deductions from income, it is expected that Pengrowth will not be liable for any material amount of income tax under the Tax Act, subject to the SIFT Rules. However, counsel can provide no assurance in that regard, especially in view of the SIFT Rules.

Under the SIFT Rules, on the basis that Pengrowth is a SIFT, once it becomes subject to the SIFT Rules (which is anticipated to be, subject to any “undue expansion”, deferred until January 1, 2011), Pengrowth will no longer be able to deduct any part of the amounts payable to Unitholders in respect of “non-portfolio earnings” which means: (i) income from businesses it carries on in Canada or from its non-portfolio properties, other than taxable dividends, (exceeding any losses for the taxation year from businesses or non-portfolio properties); and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). “Non-portfolio” properties include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT itself; (ii) a property that the SIFT (or a non-arm’s length person or partnership) uses in the course of carrying on a business in Canada; and (iii) securities of a subject entity if the SIFT holds securities of the subject entity that have a fair market value greater than 10% of the subject entity’s equity value or if the SIFT holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the SIFT’s equity value. A subject entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships. It is expected that the majority of Pengrowth’s assets will be non-portfolio properties for this purpose. Income which a SIFT is unable to deduct will be taxed in the SIFT at rates of tax comparable to the combined federal and provincial corporate tax rate. For 2011, the SIFT Rules state that the combined tax rate would be 31.5%. The SIFT Rules do not change the tax treatment of distributions that are paid as returns of capital. Under the Proposed Amendments, the rate of tax applicable to SIFTs (including Pengrowth) will be 29.5% in 2011 and 28% in 2012 and thereafter.

Taxation of Unitholders Resident in Canada

A Unitholder who is a Resident for purposes of the Tax Act will generally be required to include in its income for a particular taxation year the portion of the net income of Pengrowth for a taxation year, including taxable dividends and net realized capital gains, that are paid or payable to the Unitholder in that particular taxation year. Income of a Unitholder from the Trust Units will be considered to be income from property. Any loss of Pengrowth for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

Provided that appropriate designations are made by Pengrowth, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act. See “Certain Income Tax Considerations — Canadian Federal Income Tax Considerations — Taxation of Capital Gains and Capital Losses” in this Prospectus Supplement.

The non-taxable portion of net realized capital gains of Pengrowth that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder’s income for the year and will not reduce the adjusted cost base of the Unitholder’s Trust Units. Any other amount in excess of the net income of Pengrowth that is paid or payable by Pengrowth to a Unitholder in a year will generally not be included in the Unitholder’s income for the year. However, where any such other amount is paid or payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to a Unitholder of a Trust Unit is less than zero at any time in a taxation year, such negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in that year. The amount of such capital gain will be added to the adjusted cost base of such Trust Unit.

Notwithstanding the foregoing, pursuant to the SIFT Rules, commencing in 2011, taxable distributions from Pengrowth received by Unitholders and paid from the Pengrowth’s after-tax non-portfolio earnings will generally be deemed to be received as taxable dividends from a taxable Canadian corporation. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders who are individuals. Under the SIFT Rules, the dividends deemed to be paid by Pengrowth will be deemed to be “eligible dividends” and individual Unitholders will therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act. Such dividends received by corporations resident in Canada will be eligible for full deduction as tax free inter-corporate dividends and potentially subject to a 33 1/3% refundable tax under Part IV of the Tax Act.

A Unitholder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and certain income from Pengrowth. Distributions which are treated as dividends in the hands of “Canadian-controlled private corporations” will generally be eligible for the full dividends received deduction but will be subject to a 33 1/3% refundable tax under Part IV of the Tax Act.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder’s adjusted cost base of the Trust Unit and any reasonable costs of disposition.

Taxation of Capital Gains and Capital Losses

One half of any capital gain realized by a Unitholder who is a Resident for purposes of the Tax Act on a disposition or deemed disposition of Trust Units, and the amount of any net taxable capital gains designated by Pengrowth in respect of a Unitholder, will be included in the Unitholder’s income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. One half of any capital loss (an “allowable capital loss”) realized by a Unitholder upon a disposition or deemed disposition of Trust Units may be deducted against any taxable capital gains realized by the Unitholder in the year of disposition. To the extent that the Unitholder’s allowable capital losses exceed the Unitholder’s taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may give rise to minimum tax depending on such Unitholder’s circumstances. A Unitholder that is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Unitholders to whom these rules might apply should consult their own tax advisors.

Taxation of Tax Exempt Unitholders

Subject to the specific provisions of any particular plan, and provided that Pengrowth continues to qualify as a “mutual fund trust” for the purposes of the Tax Act, the Trust Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act (referred to herein as “Exempt Plans”). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from Pengrowth or any capital gain realized on the disposition of any Trust Units.

In certain circumstances, the Trust Indenture permits Pengrowth to distribute Royalty Units or other property as an in specie redemption of Trust Units. Exempt Plans should contact their own tax advisors with regard to the acquisition of Royalty Units and other assets on the redemption of Trust Units to determine whether such property constitutes a qualified investment for such Exempt Plans having regard to their own circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.

Taxation of Unitholders who are Non-Residents of Canada

Where Pengrowth makes distributions to a Unitholder who is not a Resident and is not deemed to be a Resident for purposes of the Tax Act (referred to herein as a “Non-Resident Unitholder”), the same general considerations as those discussed above with respect to a Unitholder who is a Resident will apply, as above, except that any distribution of income of Pengrowth to a Non-Resident Unitholder will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a convention between Canada and the Unitholder’s jurisdiction of residence. For example, Non-Resident Unitholders resident in the United States for purposes of the Canada-United States Income Tax Convention, 1980 (the “Canada-U.S. Convention”) will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

Pursuant to the SIFT Rules, amounts in respect of Pengrowth’s income payable to Non-Resident Unitholders that are not deductible to Pengrowth will be treated as a taxable dividend from a taxable Canadian corporation. Such dividends will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-U.S. Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend. Although the SIFT Rules may not increase the tax payable by Non-Resident Unitholders in respect of dividends deemed to be paid by Pengrowth, it is expected that the imposition of tax at the Pengrowth level under the SIFT Rules will materially reduce the amount of cash available for distributions to Unitholders.

On September 21, 2007, Canada and the United States signed the fifth protocol (the “Fifth Protocol”) of the Canada-U.S. Income Tax Convention, 1980 (the “Canada — U.S. Convention”). The Fifth Protocol must still be ratified in Canada and the U.S. prior to becoming effective. If ratification occurs in 2007, the Fifth Protocol will, subject to some exceptions discussed below, come into force on January 1, 2008. If ratification does not occur in 2007, the Fifth Protocol will come into force when the ratification procedures have been completed in Canada and the U.S. The Fifth Protocol contains new Article IV(7)(b), a treaty benefit denial rule, which would increase the Canadian withholding tax on Pengrowth’s distributions (which for the purposes of this paragraph includes deemed dividends pursuant to the SIFT Rules) to Non-Resident Unitholders who are residents of the U.S. for the purposes of the Canada-U.S. Convention. Article IV(7)(b) will not come into force until the first day of the third calendar year that ends after the Fifth Protocol is in force. Article IV(7)(b) generally denies benefits under the Canada-U.S. Convention in circumstances where (i) a Unitholder who is a resident of the U.S. for the purposes of the Canada-U.S. Convention receives an amount, such as a distribution, from an entity that is a resident of Canada, such as Pengrowth, (ii) Pengrowth is treated as a fiscally transparent entity for U.S. federal income tax purposes, which is the case inasmuch as Pengrowth is treated as a partnership for U.S. federal income tax purposes, and (iii) the tax treatment of the amount (or distribution) received by the U.S. Resident Unitholder would, for U.S. federal income tax purposes, be different if Pengrowth were not treated as fiscally transparent for U.S. federal income tax purposes. The effect of Article IV(7)(b) is that the Canadian withholding tax rate on distributions of income would be 25% instead of 15%. Returns of capital would still be subject to a 15% Canadian withholding tax and such rate is not modified by the Fifth Protocol.

The portion of any distribution which is not otherwise subject to withholding tax under the Tax Act are, and will be under the SIFT Rules, subject to a Canadian withholding tax of 15%. If a subsequent disposition of a Trust Unit results in a capital loss to a Non-Resident Unitholder, a refund of the 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

A disposition or deemed disposition of Trust Units will not give rise to a capital gain subject to tax under the Tax Act to a Non-Resident Unitholder provided that the Trust Units held by the Unitholder are not “taxable Canadian property” for the purposes of the Tax Act. Trust Units will not constitute taxable Canadian property to a Non-Resident Unitholder unless: (i) the Non-Resident Unitholder holds or uses, or is deemed to hold or use, the Trust Units in the course of carrying on business in Canada; (ii) the Trust Units are “designated insurance property”, as defined in the Tax Act, of the Non-Resident Unitholder; (iii) at any time during the 60-month period that ends immediately before the disposition of the Trust Units the Non-Resident Unitholder or persons with whom the Non-Resident Unitholder did not deal at arm’s length or any combination thereof, held 25% or more of the issued Trust Units; or (iv) Pengrowth is not a mutual fund trust on the date of disposition.

Non-Resident Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances.

U.S. Federal Income Tax Considerations

The following discussion is a summary of certain United States federal income tax consequences of the ownership and disposition of Trust Units. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury regulations, and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in United States federal income tax consequences to a Unitholder that are materially different from those described below. No rulings from the United States Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below.

The following discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to a United States holder (as defined below) in light of such Unitholder’s particular circumstances and only addresses Unitholders who hold Trust Units as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the United States federal income tax considerations applicable to Unitholders subject to special rules, such as persons that are not United States holders, certain financial institutions, real estate investment trusts, regulated investment companies, insurance companies, persons subject to the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting, dealers in securities or currencies, persons holding Trust Units in connection with a hedging transaction, “straddle,” conversion transaction or other integrated transaction, Unitholders whose “functional currency” is not the United States dollar and U.S. expatriates. In addition, except as otherwise indicated, this discussion does not include any description of any estate and gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable.

As used herein, the term “United States holder” means a beneficial owner of a Trust Unit that is (i) an individual citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation without regard to the source or (iv) a trust if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holds our Trust Units, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holding our Trust Units should consult its own tax advisors.

UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

Classification of Pengrowth Energy Trust as a Partnership

We have elected under applicable Treasury Regulations to be treated as a partnership for United States federal income tax purposes. Although there is no plan or intention to do so, we have the right to elect under applicable Treasury Regulations to be treated as a corporation for United States federal income tax purposes, if such election were determined to be beneficial.

A partnership generally is not treated as a taxable entity and incurs no United States federal income tax liability. Instead, as discussed below, each partner in an entity treated as a partnership for tax purposes is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its United States federal income tax liability, regardless of whether cash or other distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner’s adjusted basis in its partnership interest (see “Certain Income Tax Considerations — United States Federal Income Tax Considerations — Tax Consequences of Trust Unit Ownership” in this Prospectus Supplement). Each Unitholder will be treated as a partner in the Trust for United States federal income tax purposes.

Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the “Qualifying Income Exception”) exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes interest (from other than a financial business), dividends, rents from real property, oil and gas royalty income, gains from the sale of oil and gas properties, and gains derived from the exploration, development, mining or production, processing, refining, transportation or the marketing of oil and gas. Royalty income received by the Trust from Pengrowth should be treated as qualifying income. We believe that less than 10 percent of our income for the current year will not be qualifying income and that we have met the qualifying income exception since we first elected to be treated as a partnership for United States federal income tax purposes in 1997. We expect that we will continue to meet the qualifying income exception in 2007 and thereafter. However, no assurance can be given that the qualifying income exception will in fact be met.

Possible Classification as a Corporation; PFIC Rules

If we fail to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which we fail to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to our owners in liquidation of their interests in us. That deemed transfer and liquidation would likely be taxable to United States holders. Thereafter, we would be treated as a corporation for federal income tax purposes. United States holders would be required to file IRS Form 926 to report the deemed transfer and any other transfers made to the Trust while it is treated as a corporation.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would not be passed through to United States holders. Instead, United States holders would be taxed upon the receipt of distributions, either pursuant to the passive foreign investment company (“PFIC”) rules discussed below or, if those rules are not applicable (or if the United States holder makes certain elections pursuant to those rules), as either taxable dividend income (to the extent of our current or accumulated earnings and profits calculated by reference to our tax basis in our assets without regard to the price paid for Trust Units by subsequent United States holders) or (in the absence of earnings and profits) a nontaxable return of capital (to the extent of the United States holder’s tax basis in its Trust Units) or taxable capital gain (after the United States holder’s tax basis in the Trust Units is reduced to zero). If we were treated as a corporation, it is possible that we would be considered a PFIC, in which case special rules (discussed below), potentially quite adverse to United States holders, would apply.

Consequences of Possible PFIC Classification

A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “assets test”).

We currently believe that, if classified as a corporation, we would not be a PFIC. Because PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually, no assurance can be given that, if we were a corporation, we would not be now, and would not be in the future, a PFIC.

If we were classified as a PFIC, for any year during which a United States holder owns Trust Units, the United States holder would generally be subject to special rules (regardless of whether we continue to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by the United States holder on Trust Units in a taxable year that is greater than 125 percent of the average annual distributions received by the United States holder in the three preceding taxable years or, if shorter, the United States holder’s holding period for the Trust Units) and (2) any gain realized upon the sale or other disposition of Trust Units. Under these rules:

•	the excess distribution or gain will be allocated ratably over the United States holder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years in the United States holder’s holding period will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

A United States holder would also generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any direct or indirect subsidiary of the Trust that is also a PFIC.

Certain elections may be available to a United States holder if we were classified as a PFIC. We will provide United States holders with information concerning the potential availability of such elections if we determine that we are or will become a PFIC.

The discussion below is based on the assumption that we will be treated as a partnership for United States federal income tax purposes.

Tax Consequences of Trust Unit Ownership

Flow-through of Taxable Income

Each United States holder will be required to report on its income tax return its allocable share (based on the percentage of Trust Units owned by that United States holder) of our income, gains, losses and deductions for the taxable year of the Trust ending with or within the taxable year of the United States holder without regard to whether corresponding cash distributions are received by such United States holder. Consequently, a United States holder may be allocated income from the Trust even if it has not received a cash distribution from us.

We intend to make available to each United States holder, within 75 days after the close of each calendar year, a Substitute Schedule K-1 containing its share of our income, gain, loss and deduction for the preceding Trust taxable year.

We treat the Royalty between us and Pengrowth as a royalty interest for all legal purposes, including United States federal income tax purposes. The Royalty Indenture in some respects differs from more conventional “net profits” interests as to which the courts and the IRS have ruled regarding the U.S. federal income tax treatment as a royalty, and as a result the propriety of such treatment is not free from doubt. It is possible that the IRS could contend, for example, that the Trust should be considered to have a working interest in the properties of Pengrowth. If the IRS were successful in making such a contention, the United States federal income tax consequences to United States holders could be different, perhaps materially worse, than indicated in the discussion herein, which generally assumes that the Royalty Indenture will be respected as a royalty.

Treatment of Distributions

Distributions by us to a United States holder generally will not be taxable to the United States holder for federal income tax purposes to the extent of its tax basis in its Trust Units immediately before the distribution. Cash distributions in excess of a United States holder’s tax basis generally will be considered to be gain from the sale or exchange of the Trust Units, taxable in accordance with the rules described under “Certain Income Tax Considerations — United States Federal Income Considerations — Disposition of Trust Units” below.

Basis of Trust Units

A United States holder’s initial tax basis for its Trust Units will be the amount paid for the Trust Units. That basis will be increased by its share of our income and decreased (but not below zero) by distributions to it from us, by the United States holder’s share of our losses and deductions, and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. See “Certain Income Tax Considerations — United States Federal Income Tax Considerations — Disposition of Trust Units — Recognition of Gain or Loss” in this Prospectus Supplement.

Limitations on Deductibility of Losses

There are limitations on the ability of a United States holder to deduct any losses we generate from our activities under the basis limitation rules, the at-risk rules and the passive activity loss rules. Special passive activity loss rules apply to a publicly-traded partnership such as the Trust, and preclude passive activity losses generated by us from being used against passive income generated by other passive activities or against portfolio income generated by us.

United States holders should consult their own tax advisors as to the applicability to them of such loss limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expenses” is generally limited to the amount of such taxpayer’s “net investment income.” Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment and (ii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a United States holder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or own Trust Units. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Foreign Tax Credits

Subject to certain limitations set forth in the Code, United States holders may elect to claim a credit against their United States federal income tax liability for net Canadian income tax withheld from distributions received in respect of the Trust Units that is not refundable to the United States holder. Subject to these limitations, United States holders will also be entitled to claim a foreign tax credit for any Canadian income taxes paid by us. The rules and limitations relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. United States persons that do not elect to claim foreign tax credits may instead claim a deduction for their share of Canadian income taxes paid by us or withheld from distributions by us.

Functional Currency

Because our functional currency is the Canadian dollar, a United States holder will be required to translate our items of income and deduction, which will be initially determined by us in the Canadian dollar, into United States dollars prior to including its share thereof on its United States federal income tax return. Under regulations that have been recently proposed by the United States Treasury Department, a United States holder who owns directly and indirectly less than five percent of the Trust Units can elect not to take into account as additional income foreign currency translation income or loss (which would be ordinary income or loss) in respect of certain of our financial assets and liabilities on the receipt of certain distributions and upon certain dispositions. The proposed Treasury Regulations state that the IRS will consider positions consistent with the proposed regulations to be reasonable interpretations of the Code until the proposed regulations are finalized. There can be no assurance as to the time at which any regulations will be finalized or as to the effect of any such regulations.

Tax Treatment of Trust Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and have adopted the accrual method of accounting for United States federal income tax purposes.

Depletion

Under the Code, a United States holder may deduct in its United States federal income tax return a cost depletion allowance with respect to the Royalty Units issued by Pengrowth to the Trust. United States holders must compute their own depletion allowance and maintain records of the adjusted basis of the royalty units for depletion and other purposes. We, however, intend to furnish each United States holder with information relating to this computation.

Cost depletion is calculated by dividing the adjusted basis of a property by the total number of units of oil or gas expected to be recoverable therefrom and then multiplying the quotient by the number of units of oil and gas sold during the year. Cost depletion, in the aggregate, cannot exceed the initial adjusted basis of the property. In this connection, we intend to utilize a tax election, known as a Section 754 election and discussed below, which will allow purchasers of Trust Units to be entitled to depletion deductions based upon their purchase price for the Trust Units.

The depletion allowance must be computed separately by each United States holder for each oil and gas property, within the meaning of Section 614 of the Code. The IRS is currently taking the position that a single net profits interest carved from multiple properties is a single property for depletion purposes. The Royalty Indenture burdens multiple properties. Accordingly, although it may be modified to take into account subsequent acquisitions, we intend to take the position that the properties subject to the Royalty Indenture constitute a single property for depletion purposes and the income from the net profits interest will be royalty income qualifying for an allowance for depletion. This result is not clear, however, and we would change this position if it should be determined that a different method of computing the depletion allowance is required by law.

Depreciation

The tax basis of the various depreciable assets of the Trust will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition, of such assets.

Valuation of Our Properties

Certain of the United States federal income tax consequences of the ownership and disposition of Trust Units will depend in part on our estimates of the relative fair market value of our assets. Although we may consult from time to time with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates. These estimates are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by United States holders might change, and United States holders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Section 754 Election

We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally requires us, in the case of a sale of the Trust Units in the secondary market, to adjust the purchaser’s tax basis in the assets of the Trust pursuant to Section 743(b) of the Code to reflect the purchaser’s purchase price of its Trust Units. The Section 743(b) adjustment belongs to the purchaser and not to other partners.

A Section 754 election is advantageous if the purchaser’s tax basis in its Trust Units is higher than its share of the Trust’s aggregate tax basis in the assets of the Trust immediately prior to the purchase. In such a case, as a result of the election, the purchaser would have a higher tax basis in its share of the Trust’s assets for purposes of calculating, among other things, depletion and depreciation. Conversely, a Section 754 election is disadvantageous if the purchaser’s tax basis in such Trust Units is lower than its share of the Trust’s aggregate tax basis immediately prior to the transfer. Thus, the fair market value of the Trust Units may be affected either favorably or adversely by the election.

Disposition of Trust Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of Trust Units equal to the difference between the amount realized and the United States holder’s tax basis for the Trust Units sold. Subject to the discussion of recapture income, the gain or loss recognized by a United States holder on the sale or exchange of Trust Units will generally be taxable as capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period of the Trust Units exceeds one year. In the case of a non-corporate United States holder, any such long-term capital gain may be subject to tax at a reduced rate. Certain limitations apply to the deductibility of capital losses.

A portion of any amount realized on a sale or exchange of Trust Units (which portion could be substantial) will be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to the recapture of depletion or depreciation deductions. Ordinary income attributable to depletion deductions and depreciation recapture could exceed net taxable gain realized upon the sale of the Trust Units and may be recognized even if there is a net taxable loss realized on the sale of the Trust Units. Thus, a United States holder may recognize both ordinary income and a capital loss upon a taxable disposition of Trust Units.

The IRS has ruled that a person who acquires interests in an entity, such as the Trust, which is treated as a partnership for United States federal income tax purposes in separate transactions at different prices must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be ratably allocated to the interests sold and retained using an “equitable apportionment” method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, regulations allow a seller of such an interest who can identify the interest sold with an ascertainable holding period to elect to use that holding period. Thus, according to the ruling, a United States holder will be unable to select high or low basis Trust Units to sell as would be the case with corporate stock but, according to the regulations, may designate Trust Units sold for purposes of determining the holding period of the Trust Units sold. A United States holder electing to use this approach must consistently use that approach for all subsequent sales and exchanges of Trust Units. It is not clear whether the ruling applies to us because, similar to corporate stock, separate interests in us are readily ascertainable and maybe evidenced by separate certificates. A United States holder considering the purchase of additional Trust Units or the sale of Trust Units purchased in separate transactions should consult its own tax advisor regarding the application of this ruling and the regulations.

Allocations between Transferors and Transferees

In general, in reporting tax information for United States holders our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the United States holders in proportion to the number of Trust Units owned by each of them on the first business day of the month (the “allocation date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business, and other extraordinary items, will be allocated among the United States holders on the allocation date in the month in which that gain or loss is recognized.

Notification Requirements

A United States holder that sells or exchanges Trust Units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of Trust Units will be required to furnish statements to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that allocates the consideration paid for the Trust Units. We will provide this information to you in the event of a transfer. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

We will be considered to have been terminated for United States federal income tax purposes if there is a sale or exchange of 50% or more of the total Trust Units within a 12-month period. A termination of the Trust will result in a decrease in tax depreciation available to the United States holders thereafter and in the closing of our taxable year for all United States holders. In the case of a United States holder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months’ taxable income or loss of the Trust being includable in its taxable income for the year of termination. New tax elections would have to be made by us, including a new election under Section 754 of the Code. Adverse tax consequences could ensue if we were unable to determine that the termination had occurred. Finally, a termination of the Trust could result in taxation of the Trust as a corporation if the Qualifying Income Exception were not met in the short taxable years caused by termination. See “Certain Income Tax Considerations — United States Federal Income Tax Considerations — Classification of the Trust as a Partnership” in this Prospectus Supplement.

Treatment of Trust Unit Lending and Short Sales

The special rules of the Code that apply to securities lending transactions do not, by their terms, apply to interests in a partnership. Accordingly, a United States holder whose Trust Units are loaned to a “short seller” to cover a short sale of Trust Units may be considered as having disposed of ownership of those Trust Units. If so, it would no longer be a partner with respect to those Trust Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those Trust Units would not be reportable by the United States holder and any cash distributions received by the United States holder with respect to those Trust Units would be fully taxable as ordinary income. United States holders desiring to assure their status as owners of Trust Units and avoid the risk of gain recognition resulting from the application of these rules should modify any applicable brokerage account agreements to prohibit their brokers from borrowing or loaning their Trust Units.

The Code also contains provisions affecting the taxation of certain financial products and securities, including interests in entities such as the Trust, by treating a taxpayer as having sold an “appreciated” interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or related persons enter into an offsetting notional principal contract, or a futures or forward contract with respect to the interest on substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the interest, the taxpayer will be treated as having sold that portion if the taxpayer or a related person then acquires the interest or substantially identical property. The Secretary of Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Disposition of Trust Units by Redemption

The tax consequences of a redemption of Trust Units are complex and depend in part upon whether some or all of a United States holder’s Trust Units are redeemed. The tax consequences of a redemption of all of a United States holder’s Trust Units should generally be the same as discussed above under “Certain Income Tax Considerations — United States Federal Income Tax Considerations — Disposition of Trust Units — Recognition of Gain or Loss” herein. United States holders contemplating a redemption of some or all of their Trust Units should consult their tax advisors.

Uniformity of Trust Units

Because we cannot match transferors and transferees of Trust Units, we must maintain uniformity of the economic and tax characteristics of the Trust Units to a purchaser of these Trust Units. In the absence of such uniformity, we may be unable to comply completely with a number of federal income tax requirements.

A lack of uniformity, however, can result from a literal application of Treasury regulations concerning the maintenance of capital accounts, including with respect to certain equity based compensation plans and distribution reinvestment programs maintained by us. If any non-uniformity were required by the IRS, it could have a negative impact on the ability of United States holders to claim that any portion of the distributions they receive from us represents a return of tax basis rather than taxable income and or the value of the Trust Units.

Tax-Exempt Organizations

Employee benefit plans (including individual retirement accounts (“IRAs”) and other retirement plans) and most other organizations exempt from federal income tax (each, a “TEO”) are subject to federal income tax on unrelated business taxable income (“UBTI”). Because we expect substantially all income of the Trust to be royalty income, rents from real property or interest, none of which is UBTI, a TEO should not be taxable on any income generated by ownership of the Trust Units except as described in the next paragraphs.

The Royalty Indenture is in several respects unusual and there is no clear United States income tax guidance regarding its treatment. It is possible that the IRS could contend that some or all of our income under the Royalty Indenture does not qualify as royalty income, but should instead be treated as income from a working interest and UBTI. In addition, the classification of certain facilities owned by us as real property or personal property is a determination subject to uncertainty. If such facilities were determined to be personal property for United States federal income tax purposes, the rent derived therefrom would be UBTI to a TEO. Prospective purchasers of Trust Units that are TEOs are encouraged to consult their tax advisors regarding the foregoing.

Finally, if the Trust finances with indebtedness an acquisition of any property to be held to produce income, income derived from such property in whole or in part will be UBTI to a TEO. Furthermore, if a TEO acquires Trust Units with indebtedness, then a portion of any interest, rents from real property and royalty income received by the TEO attributable to the Trust Units will be treated as UBTI and thus will be taxable to a TEO.

Administrative Matters

Trust Information Returns

We are currently not required to file a United States federal income tax return, since we have no gross income derived from sources within the United States or gross income which is effectively connected with the conduct of a trade or business within the United States. However, the IRS may require a United States holder to provide statements or other information necessary for the IRS to verify the accuracy of the reporting by the United States holder on its income tax return of any items of our income, gain, loss, deduction, or credit. If we were to file a United States tax return in future tax years, the filing would change the manner in which we provide tax information to the United States holders and special procedures would also apply to an audit of such tax return by the IRS.

Registration as a Tax Shelter

The Code requires that “tax shelters” be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Trust is not subject to the registration requirement on the basis that it will not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of the Treasury because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which otherwise might be imposed if we failed to register and it were subsequently determined that registration was required. The IRS has issued the Trust the following tax shelter registration number: 99068000003.

ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE TRUST OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED, OR APPROVED BY THE IRS.

A United States holder who sells or otherwise transfers Trust Units must furnish the tax shelter registration number to the transferee. The penalty for failure of the transferor of a Trust Unit to furnish the registration number to the transferee is $100 for each such failure.

Reportable Transactions

Under Treasury regulations, certain taxpayers participating directly or indirectly in a “reportable transaction” must disclose such participation to the IRS. The scope and application of these rules is not completely clear. An investment in the Trust may be considered participation in a “reportable transaction” if, for example, the Trust recognizes certain significant losses in the future and the Trust does not otherwise meet certain applicable exemptions. If an investment in the Trust constitutes participation in a “reportable transaction,” the Trust and each United States holder may be required to file IRS Form 8886 with the IRS, including attaching it to their United States federal income tax returns, thereby disclosing certain information relating to the Trust to the IRS. In addition, the Trust may be required to disclose Trust reportable transactions and to maintain a list of Unitholders and to furnish this list and certain other information to the IRS upon its written request. United States holders are urged to consult their own tax advisors regarding the applicability of these rules to their investment in the Trust.

Foreign Partnership Reporting

A United States holder who contributes more than U.S.$100,000 to the Trust (when added to the value of any other property contributed to the Trust by such person or a related person during the previous 12 months) in exchange for Trust Units, may be required to file Form 8865, Return of United States Persons With Respect to Certain Foreign Partnerships, in the year of the contribution. There may be other circumstances in which a United States holder is required to file Form 8865.

LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the Trust Units offered hereby will be passed upon on our behalf by Bennett Jones LLP, Calgary, Alberta and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Toronto, Ontario. Certain legal matters relating to United States law in connection with the Trust Units offered hereby will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York and on behalf of the Underwriters by Vinson & Elkins L.L.P., New York, New York.

INTEREST OF EXPERTS

As of the date hereof, the partners and associates of Bennett Jones LLP beneficially own, directly or indirectly, less than 1% of the Trust Units, respectively. As of the date hereof, the directors and officers of GLJ, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants in Calgary, Alberta. The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in the cities of Montreal, Toronto, Calgary and Vancouver in Canada and Computershare Trust Company, Inc. at its principal offices in the cities of New York, New York and Denver, Colorado in the United States.